UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Decision on Calling Shareholders’ Meeting

1. Type of shareholders' meeting	Annual meeting
2. Date and time of meeting	2025-03-26	10:00
3. Place of meeting	Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
4. Agenda and key issues

Agenda Item No. 1 Approval of Financial Statements and Annual

Dividends for fiscal year 2024(January 1, 2024 December 31, 2024)

Agenda Item No. 2 Approval of Revision to Articles of Incorporation

Agenda Item No. 2-1: Establishment of the Internal Control Committee

Agenda Item No. 2-2: Amendment regarding the record date for quarterly dividends

Agenda Item No. 3 Election of Directors (1 Non-executive Director, 6 Independent Directors)

Agenda Item No. 3-1 Non-executive Director Nominee: Mr. Jung Sang Hyuk

Agenda Item No. 3-2 Independent Director Candidate : Ms. Kim

Jo Seol

Agenda Item No. 3-3 Independent Director Candidate : Mr. Bae

Hoon

Agenda Item No. 3-4 Independent Director Candidate : Ms.

Yoon Jaewon

Agenda Item No. 3-5 Independent Director Candidate : Mr. Lee

Yong Guk

Agenda Item No. 3-6 Independent Director Candidate : Mr. Yang

In Jip

Agenda Item No. 3-7 Independent Director Candidate : Ms.

Chun Myo Sang

Agenda Item No. 4 Election of Audit Committee Member who will serve as Independent Director

  (Audit Committee Member & Independent Director Candidate :

Mr. Kwak Su Keun)

Agenda Item No. 5 Election of Audit Committee Member (3

members)

Agenda Item No. 5-1 Audit Committee Member Candidate : Mr.

Bae Hoon

Agenda Item No. 5-2 Audit Committee Member Candidate : Ms.

Yoon Jaewon

Agenda Item No. 5-3 Audit Committee Member Candidate : Mr.

Lee Yong Guk

Agenda Item No. 6 Approval of the Director Remuneration Limit

5. Other matters to be factored into investment decisions
- The company plans to livestream the general shareholders’ meeting on its website (www.shinhangroup.com). For shareholders who need to execute voting rights, please utilize the proxy solicitation system and electronic means.

- Please refer to “Proxy Materials on the 24th General Shareholders’ Meeting Agenda” on the

company’s website (www.shinhangroup.com → Corporate Governance → General Meeting of

Shareholders → Proxy Materials) for detailed information on the matters to be discussed during the shareholders’ meeting.

[Details of Director Appointment]

Name	Date of birth (year and month)	Appointment term	Type of appointment	Professional experience (including present position)
Jung Sang Hyuk	1964-11	2	Reappointed	- (Current) CEO, Shinhan Bank - Vice CEO, Head of Business Management Planning, Shinhan Bank - Executive Director, Head of Business Management Planning, Shinhan Bank - Chief Secretary Shinhan Bank

[Details of Outside Director Appointment]

Name	Date of birth (year and month)	Appoint -ment term	Type of appointment	Professional experience (including present position)	Name and position of the company where holding the role of directors and etc.
Kim Jo Seol	1957-12	1	Reappointed	- (Current) Professor, Osaka University of Commerce Department of Economics - (Current) Standing Director and President, Northeast Asian Society - (Current) Professor Emeritus at Shinshu University - Member of Peaceful Unification Advisory Council	-
Bae Hoon	1953-03	1	Reappointed	- (Current) Lawyer, Orbis Legal Profession Corporation - Representative Attorney, Orbis Legal Profession Corporation - Director, LAZAK(Lawyers Association of Zainichi Korea)	-
Yoon Jaewon	1970-08	1	Reappointed	- (Current) Professor, College of Business Administration, Hongik University	-

- (Current)Dean, Hongik University Graduate School of Culture and Arts Management
- Non-executive member, Accounting Standards Board, Korea Accounting Institute
- (Current) Vice President, Korean Tax Association
- (Current) Taxation Development Review Committee Member, Ministry of Strategy and Finance
- (Current) Chairman of the Diversity (D&I) Committee and Vice Chairman at the Korean Accounting Association
- National Property Deliberation Committee (Securities Division), the Ministry of Strategy and Finance
- Financial Supervisory Advisory Committee (Capital Market Division), Financial Supervisory Service

Lee Yong Guk	1964-05	1	Reappointed	- (Current) Senior Counsel, Cleary Gottlieb Steen & Hamilton LLP - Partner attorney, New York and Hong Kong offices, Cleary Gottlieb Steen & Hamilton LLP / Representative of Seoul office - (Current) Adjunct Professor, Seoul National University Law School - (Current) Adjunct Professor, Handong University International Law School Attorney, Cleary Gottlieb Steen & Hamilton LLP	-
Yang In Jip	1957-07	2	Newly appointed	- (Current) CEO, ONYCOM Co., Ltd - Head of Global Business, HITEJINRO Co., Ltd	CEO, ONYCOM Co., Ltd

				President, JINRO Japan Co., Ltd - CEO, Ssangyong Fire & Marine Insurance Co., Ltd - Founder and CEO, ONYCOM Co., Ltd
Chun Myo Sang	1980-05	2	Newly appointed	- (Current) Head of Planning & Administration, SmartNews, Inc. - Researcher and Accounting Advisor, Development Bank of Japan Inc. - Manager, KPMG FAS	-
Kwak Su Keun	1953-08	1	Reappointed	- (Current) Professor Emeritus, Seoul National University, Business School - (Current) Chair, Governance Advisory Committee, Korea Lasted Companies Association(KLCA) - (Current) Chair, Korea Entrepreneurship Foundation - Non-standing member, Securities and Futures Commission, Financial Services Commission - President, Korean Academic Society of Business Administration - Chairman, Financial Supervisory Advisory Committee, Financial Supervisory Service	-

[Details of Members of Audit Committee Appointment]

Name	Date of birth (year and month)	Appointment term	Type of appointment	Outside director	Professional experience (including present position)
Kwak Su Keun	1953-08	1	Reappointed	Yes	- (Current) Professor Emeritus, Seoul National University, Business School - (Current) Chair, Governance Advisory Committee, Korea

Lasted Companies

Association(KLCA)

- (Current) Chair, Korea

Entrepreneurship Foundation

- Non-standing member,

Securities and Futures

Commission, Financial Services

Commission

- President, Korean Academic

Society of Business

Administration

- Chairman, Financial Supervisory

Advisory Committee, Financial Supervisory Service

Bae Hoon	1953-03	1	Reappointed	Yes	- (Current) Lawyer, Orbis Legal Profession Corporation - Representative Attorney, Orbis Legal Profession Corporation - Director, LAZAK(Lawyers Association of Zainichi Korea)
Yoon Jaewon	1970-08	1	Reappointed	Yes

- (Current) Professor, College of

Business Administration, Hongik

University

- (Current)Dean, Hongik

University Graduate School of

Culture and Arts Management

- Non-executive member,

Accounting Standards Board,

Korea Accounting Institute

- (Current) Vice President,

Korean Tax Association

- (Current) Taxation Development

Review Committee

Member, Ministry of Strategy and

Finance

- (Present) Chairman of the

Diversity (D&I) Committee and

Vice Chairman at the Korean

Accounting Association

- National Property Deliberation

Committee (Securities Division),

the Ministry of Strategy and

Finance

- Financial Supervisory Advisory

Committee (Capital Market Division), Financial Supervisory

Service
Lee Yong Guk	1964-05	1	Newly appointed	Yes

- (Current) Senior Counsel,

Cleary Gottlieb Steen & Hamilton

LLP

- Partner attorney, New York and

Hong Kong offices, Cleary

Gottlieb Steen & Hamilton LLP /

Representative of Seoul office

- (Current) Adjunct Professor,

Seoul National University Law

School

- (Current) Adjunct Professor, Handong University International Law School Attorney, Cleary Gottlieb Steen & Hamilton LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 4, 2025	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer